The9 Limited

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 200080

People’s Republic of China

October 21, 2022

VIA EDGAR

Ms. Suying Li

Ms. Ta Tanisha Meadows

Ms. Taylor Beech

Mr. Scott Anderegg

Office of Trade & Services

Division of Corporate Finance

100 F Street, NE

Washington, D.C., 20549

Re:	The9 Limited (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2021 Filed May 2, 2022 File No. 001-34238

Dear Ms. Li, Ms. Meadows, Ms. Beech and Mr. Anderegg,

This letter sets forth the Company’s responses to the comments contained in the letter dated September 15, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on May 2, 2022 (the “2021 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Annual Report on Form 20-F Filed May 2, 2022

General

1.	Revise to include a summary risk factor section. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Include a cross-reference to each relevant individual detailed risk factor.

Securities and Exchange Commission
October 21, 2022

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. When the content of the summary risk factor is identical to the heading of the risk factor in Item 3.D., the Company respectfully proposes to include a page number only instead of repeating the heading again.

Page 1:

INTRODUCTION

. . .

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Company and Our Industry

Risks and uncertainties related to our business include, but are not limited to, the following:

•	We may continue to incur losses, negative cash flows from operating activities and net current liabilities in the future. If we are not able to return to profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern. See the risk factor on page 8 for details;

Securities and Exchange Commission
October 21, 2022

•	We are transitioning our business focus and our results of operations may be materially and adversely affected. See the risk factor on page 9 for details;

•	New lines of business or new products and services may subject us to additional risks. See the risk factor on page 9 for details;

•	We may not be able to obtain additional financing to support our business and operations, and our equity or debt financings may have an adverse effect on our business operations and share price. See the risk factor on page 10 for details;

•	The further development and acceptance of digital asset networks and other digital assets, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of digital asset systems may adversely affect an investment in us. See the risk factor on page 12 for details;

•	Because our miners are designed specifically to mine Bitcoin, our future success will depend in large part upon the value of Bitcoin, and any sustained decline in its value could adversely affect our business and results of operations. See the risk factor on page 17 for details;

•	Regulatory changes or actions may restrict the use of Bitcoins or the operation of the Bitcoin network in a manner that adversely affects an investment in us. See the risk factor on page 21 for details;

•	Our international business efforts could adversely affect us. See the risk factor on page 22 for details;

•	We are facing the legal risks associated with our non-fungible tokens or NFTs. See the risk factor on page 23 for details;

•	While NFTs themselves are not likely to be classified as securities, further questions may hinge on the specific facts and circulations surrounding their creation, promotion and sale. See the risk factor on page 23 for details;

•	We do not plan to focus on our gaming business in the foreseeable future, and our operating results may suffer accordingly. See the risk factor on page 24 for details;

Securities and Exchange Commission
October 21, 2022

•	We and our joint ventures may no longer focus on obtaining licenses to games to expand our gaming business, our future results of operations and profitability may be materially impacted. See the risk factor on page 24 for details; and

•	Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations. See the risk factor on page 28 for details.

Risks Related to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

•	We are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entity and we conduct our operations in China primarily through the consolidated variable interest entity with which we have maintained contractual arrangements. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the consolidated variable interest entity in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government determines that the contractual arrangements constituting part of the variable interest entity structure do not comply with PRC laws and regulations, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the variable interest entity structure, which would likely result in a material adverse change in our operations, and our ADSs or Class A ordinary shares may decline significantly in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements constituting part of the variable interest entity structure do not comply with PRC laws and regulations, or if these laws and regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” on page 36 for details; and

•	The principal shareholders of the variable interest entity have potential conflicts of interest with us, which may adversely affect our business. See the risk factor on page 41 for details.

Securities and Exchange Commission
October 21, 2022

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•	Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business. See the risk factor on page 42 for details;

•	The PCAOB may be unable to inspect or investigate completely our auditor in relation to their audit work performed for our financial statements. If the PCAOB is unable to conduct such inspection, our investors would be deprived of the benefits of such inspection. See the risk factor on page 44 for details;

•	Our ADSs may be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or investigate completely auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See the risk factor on page 45 for details;

•	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of blockchain, NFT, and internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations. See the risk factor on page 45 for details;

•	PRC government has significant authority in regulating our operations and may influence our operations. It may exert more oversight and control over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs. See the risk factor on page 47 for details;

•	There is no assurance the PRC government will not intervene in or impose restrictions on the ability of us, our subsidiaries, and the consolidated variable interest entity to transfer cash. To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the variable interest entity by the PRC government to transfer cash. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange in China limit our ability to utilize our revenues effectively, make dividend payments and meet our foreign currency denominated obligations” on page 48 for details; and

Securities and Exchange Commission
October 21, 2022

•	Uncertainties with respect to the legal system in Chinese mainland could adversely affect us. Certain laws and regulations in Chinese mainland can evolve quickly, which bring risks and uncertainties to their interpretation and enforcement. Administrative and court proceedings in Chinese mainland may be protracted. Some government policies and internal rules may not be published on a timely manner. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the legal system in Chinese mainland could adversely affect us.” See the risk factor on page 51 for details.

General Risks Related to Our Shares, ADSs and Warrants

In addition to the risks described above, we are subject to general risks relating to our Class A ordinary shares, ADSs and warrants, including, but not limited to, the following:

•	Our ADSs may be delisted from the Nasdaq Capital Market as a result of our failure of meeting the Nasdaq Capital Market continued listing requirements. See the risk factor on page 58 for details;

•	The market price for our ADSs may be volatile. See the risk factor on page 60 for details;

•	The Warrants are speculative in nature. See the risk factor on page 61 for details; and

•	If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline. See the risk factor on page 65 for details.

Securities and Exchange Commission
October 21, 2022

Introduction, page 1

2.	We note that the terms “we,” “us,” “our company,” “our” and “The9” refer to The9 Limited and its subsidiaries and “your” consolidated variable interest entity, Shanghai The9 Information Technology Co., Ltd. Please refrain from using terms such as “we” or “our” when describing activities or functions of the VIE.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 1:

In this annual report, unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “The9” refer to The9 Limited and, as the context may require, its subsidiaries and ~~our~~ the consolidated variable interest entity, Shanghai The9 Information Technology Co., Ltd., or Shanghai IT, in which we do not have direct equity interests but over which we ~~effectively control~~ conduct business operations through a series of contractual arrangements as described under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with Variable Interest Entity~~,~~;” the consolidated variable interest entity is a PRC company conducting operations in Chinese mainland, and its financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. The9 Limited is a holding company with no operations of its own. We do not have any equity ownership in the consolidated variable interest entity, (2) the terms “shares” and “ordinary shares” refer to our ordinary shares; “Class A ordinary shares” refer to our Class A ordinary shares of par value US$0.01 per share; “Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.01 per share; and “ADSs” refers to our American depositary shares, each of which represents thirty Class A ordinary shares, (3) “China” and “PRC” refer to the People’s Republic of China, ~~and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau,~~ (4) all references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States, and (5) all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Page 3:

A series of contractual agreements, including loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreements or exclusive business cooperation agreements, intellectual property rights license agreement, equity pledge agreements, powers of attorney, business cooperation agreement and business operations agreements, have been entered into by and among our subsidiaries, the consolidated variable interest entity and their respective shareholders. Terms contained in each set of contractual arrangements with the consolidated variable interest entity and their respective shareholders are substantially similar. Despite the lack of legal majority ownership, our Cayman Island holding company is considered the primary beneficiary of ~~our consolidated affiliated entities~~ the consolidated variable interest entity and consolidates ~~our consolidated affiliated entities~~ the consolidated variable interest entity and ~~their~~ its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat ~~our consolidated affiliated entities~~ the consolidated variable interest entity as ~~our~~ consolidated entities under U.S. GAAP and we consolidate the financial results of ~~our consolidated affiliated entities~~ the consolidated variable interest entity in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors has an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entity, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entity. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with The Variable Interest Entity,” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with Variable Interest Entity.”

Securities and Exchange Commission
October 21, 2022

The Company further undertakes to refrain from using terms such as “we” or “our” when describing activities or functions of the consolidated variable interest entity, and make necessary revisions throughout its future 20-F filings.

3.	We note your disclosure here that the VIE is an entity in which you “effectively control through a series of contractual arrangements,” and your disclosure on page 3 that you “rely on contractual arrangements among [y]our PRC subsidiaries, the variable interest entity and its shareholders to control the business operations of the variable interest entity.” Please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Securities and Exchange Commission
October 21, 2022

Page 1:

In this annual report, unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “The9” refer to The9 Limited and, as the context may require, its subsidiaries and ~~our~~ the consolidated variable interest entity, Shanghai The9 Information Technology Co., Ltd., or Shanghai IT, in which we do not have direct equity interests but over which we ~~effectively control~~ conduct business operations through a series of contractual arrangements as described under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with Variable Interest Entity~~,~~;” the consolidated variable interest entity is a PRC company conducting operations in Chinese mainland, and its financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. The9 Limited is a holding company with no operations of its own. We do not have any equity ownership in the consolidated variable interest entity . . .

Page 3:

The9 Limited is not an ~~Chinese~~ operating company but a Cayman Islands holding company with no equity ownership in ~~its~~ the consolidated variable interest entity, but maintains contractual arrangements with the consolidated variable interest entity and is considered the primary beneficiary of these entities, whose financial results are consolidated in The9 Limited’s consolidated financial statements under the U.S. GAAP for accounting purposes. The contractual arrangements may not be as effective as direct equity ownership in the consolidated variable interest entity, and the relevant government authorities may challenge the enforceability of these contractual arrangements. We currently derive substantially all of our revenue from jurisdictions other than ~~PRC~~ Chinese mainland. Since February 2021, we have turned our business focus to global blockchain business and are primarily engaged in the operation of cryptocurrency mining and a Non-Fungible Token platform NFTSTAR. We have significantly reduced our ~~PRC~~ Chinese mainland-related revenue, which represents an insignificant amount in 2021. Historically we had been operating online game business before our listing until this year and conducted our operations in ~~China~~ Chinese mainland through (i) our PRC subsidiaries and (ii) the consolidated variable interest entity with which we have maintained contractual arrangements.

For our insignificant operation in ~~China~~ Chinese mainland, ~~PRC~~ laws and regulations in Chinese mainland restrict and impose conditions on foreign investment in internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses. Accordingly, we operated online game business in ~~China~~ Chinese mainland through the consolidated variable interest entity, and such structure is used to provide investors with exposure to foreign investment in China-based companies where laws and regulations in Chinese mainland prohibit or restrict direct foreign investment in certain operating companies, and rely on contractual arrangements among our PRC subsidiaries, the consolidated variable interest entity and its shareholders to ~~control~~ conduct the business operations of the consolidated variable interest entity. . . . Investors in our ADSs are not purchasing equity interest in the consolidated variable interest entity in ~~China~~ Chinese mainland but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands and may never directly hold equity interests in the consolidated variable interest entity in Chinese mainland.

Securities and Exchange Commission
October 21, 2022

A series of contractual agreements, including loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreements or exclusive business cooperation agreements, intellectual property rights license agreement, equity pledge agreements, powers of attorney, business cooperation agreement and business operations agreements, have been entered into by and among our subsidiaries, the consolidated variable interest entity and their respective shareholders. Terms contained in each set of contractual arrangements with the consolidated variable interest entity and their respective shareholders are substantially similar. Despite the lack of legal majority ownership, our Cayman Island holding company is considered the primary beneficiary of ~~our consolidated affiliated entities~~ the consolidated variable interest entity and consolidates ~~our consolidated affiliated entities~~ the consolidated variable interest entity and ~~their~~ its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat ~~our consolidated affiliated entities~~ the consolidated variable interest entity as ~~our~~ consolidated entities under U.S. GAAP and we consolidate the financial results of ~~our consolidated affiliated entities~~ the consolidated variable interest entity in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors has an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entity, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entity. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with The Variable Interest Entity,” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with Variable Interest Entity.”

However, the contractual arrangements may not be as effective as direct ownership in ~~providing us with control over~~ the consolidated variable interest entity and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in ~~China~~ courts of Chinese mainland. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements for our operations and operating licenses in China, which may not be as effective ~~in providing operational control~~ as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The principal shareholders of the variable interest entity have potential conflicts of interest with us, which may adversely affect our business”

Securities and Exchange Commission
October 21, 2022

The Company further undertakes to thoroughly review and revise the disclosure in its future Form 20-F filings to refrain from making any reference to effective control over the consolidated variable interest entity.

Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements with The Variable Interest Entity, page 3

4.	Where you disclose on page 3 that investors in your ADSs do not hold an equity interest in the variable interest entity in China, but instead hold an equity interest in a holding company incorporated in the Cayman Islands, explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 3:

Our Holding Company Structure and Contractual Arrangements with The Variable Interest Entity

The9 Limited is not an ~~Chinese~~ operating company but a Cayman Islands holding company with no equity ownership in ~~its~~ the consolidated variable interest entity, but maintains contractual arrangements with the consolidated variable interest entity and is considered the primary beneficiary of these entities, whose financial results are consolidated in The9 Limited’s consolidated financial statements under the U.S. GAAP for accounting purposes. The contractual arrangements may not be as effective as direct equity ownership in the consolidated variable interest entity, and the relevant government authorities may challenge the enforceability of these contractual arrangements. We currently derive substantially all of our revenue from jurisdictions other than ~~PRC~~ Chinese mainland. Since February 2021, we have turned our business focus to global blockchain business and are primarily engaged in the operation of cryptocurrency mining and a Non-Fungible Token platform NFTSTAR. We have significantly reduced our ~~PRC~~ Chinese mainland-related revenue, which represents an insignificant amount in 2021. Historically we had been operating online game business before our listing until this year and conducted our operations in ~~China~~ Chinese mainland through (i) our PRC subsidiaries and (ii) the consolidated variable interest entity with which we have maintained contractual arrangements.

Securities and Exchange Commission
October 21, 2022

For our insignificant operation in ~~China~~ Chinese mainland, ~~PRC~~ laws and regulations in Chinese mainland restrict and impose conditions on foreign investment in internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses. Accordingly, we operated online game business in ~~China~~ Chinese mainland through the consolidated variable interest entity, and such structure is used to provide investors with exposure to foreign investment in China-based companies where laws and regulations in Chinese mainland prohibit or restrict direct foreign investment in certain operating companies, and rely on contractual arrangements among our PRC subsidiaries, the consolidated variable interest entity and its shareholders to ~~control~~ conduct the business operations of the consolidated variable interest entity. . . . Investors in our ADSs are not purchasing equity interest in the consolidated variable interest entity in ~~China~~ Chinese mainland but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands and may never directly hold equity interests in the consolidated variable interest entity in Chinese mainland.

5.	We note your disclosure on page 4 that the PRC government could determine your contractual arrangements with the variable interest entity do not comply with PRC regulatory restrictions on foreign investment, or that these regulations or the interpretation of existing regulations could change or be interpreted differently in the future. Please revise to clarify that this could result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Securities and Exchange Commission
October 21, 2022

Page 4:

Our corporate structure is subject to risks associated with ~~our~~ the contractual arrangements with the consolidated variable interest entity. If the PRC government ~~deems~~ determines that ~~our~~ the contractual arrangements ~~with~~ constituting part of the variable interest entity structure do not comply with PRC laws and regulations ~~regulatory restrictions on foreign investment in the relevant industries~~, or if these laws and regulations ~~or the interpretation of existing regulations~~ change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the variable interest entity structure, which would likely result in a material adverse change in our operations, and our ADSs or Class A ordinary shares may decline significantly in value or become worthless. Our holding company, our PRC subsidiaries and the consolidated variable interest entity, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entity and, consequently, significantly affect the financial performance of the consolidated variable interest entity and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Page 36:

If the PRC government ~~deems~~ determines that the contractual arrangements constituting part of the variable interest entity structure do not comply with PRC ~~regulatory restrictions on foreign investment in the relevant industries~~ laws and regulations, or if these laws and regulations ~~or the interpretation of existing regulations~~ change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

. . .

However, we are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entity and we conduct our operations in China primarily through the consolidated variable interest entity with which we have maintained contractual arrangements. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the consolidated variable interest entity in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government ~~deems~~ determines that ~~our~~ the contractual arrangements constituting part of ~~with~~ the variable interest entity structure do not comply with PRC laws and regulations ~~regulatory restrictions on foreign investment in the relevant industries~~, or if these laws and regulations ~~or the interpretation of existing regulations~~ change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and ~~our shares~~ the securities we are registering may decline in value or become worthless, if the determinations, changes, or interpretations result in our inability ~~we are unable~~ to assert ~~our~~ contractual control ~~rights~~ over the assets of ~~our PRC subsidiaries~~ the consolidated variable interest entity. Our holding company in the Cayman Islands, the consolidated variable interest entity, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entity and, consequently, significantly affect the financial performance of the consolidated variable interest entity and our company as a group.

. . .

Securities and Exchange Commission
October 21, 2022

6.	Provide a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

In response to the Staff’s comment, the Company undertakes to replicate the diagram of the Company’s corporate structure disclosed in “Item 4.C. Information on the Company—Organizational Structure,” including the footnotes identifying the person or entity that owns the equity in each depicted entity therein, on page 97 of the 2021 Form 20-F and make the referenced disclosure at the outset of Item 3 in its future Form 20-F filings.

In addition, the Company respectfully proposes to revise the disclosure as follows (page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Securities and Exchange Commission
October 21, 2022

Page 3:

Our Holding Company Structure and Contractual Arrangements with The Variable Interest Entity

The9 Limited is not an ~~Chinese~~ operating company but a Cayman Islands holding company with no equity ownership in ~~its~~ the consolidated variable interest entity, but maintains contractual arrangements with the consolidated variable interest entity and is considered the primary beneficiary of these entities, whose financial results are consolidated in The9 Limited’s consolidated financial statements under the U.S. GAAP for accounting purposes. The contractual arrangements may not be as effective as direct equity ownership in the consolidated variable interest entity, and the relevant government authorities may challenge the enforceability of these contractual arrangements. We currently derive substantially all of our revenue from jurisdictions other than ~~PRC~~ Chinese mainland. Since February 2021, we have turned our business focus to global blockchain business and are primarily engaged in the operation of cryptocurrency mining and a Non-Fungible Token platform NFTSTAR. We have significantly reduced our ~~PRC~~ Chinese mainland-related revenue, which represents an insignificant amount in 2021. Historically we had been operating online game business before our listing until this year and conducted our operations in ~~China~~ Chinese mainland through (i) our PRC subsidiaries and (ii) the consolidated variable interest entity with which we have maintained contractual arrangements.

For our insignificant operation in ~~China~~ Chinese mainland, ~~PRC~~ laws and regulations in Chinese mainland restrict and impose conditions on foreign investment in internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses. Accordingly, we operated online game business in ~~China~~ Chinese mainland through the consolidated variable interest entity, and such structure is used to provide investors with exposure to foreign investment in China-based companies where laws and regulations in Chinese mainland prohibit or restrict direct foreign investment in certain operating companies, and rely on contractual arrangements among our PRC subsidiaries, the consolidated variable interest entity and its shareholders to ~~control~~ conduct the business operations of the consolidated variable interest entity. . . . Investors in our ADSs are not purchasing equity interest in the consolidated variable interest entity in ~~China~~ Chinese mainland but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands and may never directly hold equity interests in the consolidated variable interest entity in Chinese mainland.

A series of contractual agreements, including loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreements or exclusive business cooperation agreements, intellectual property rights license agreement, equity pledge agreements, powers of attorney, business cooperation agreement and business operations agreements, have been entered into by and among our subsidiaries, the consolidated variable interest entity and their respective shareholders. Terms contained in each set of contractual arrangements with the consolidated variable interest entity and their respective shareholders are substantially similar. Despite the lack of legal majority ownership, our Cayman Island holding company is considered the primary beneficiary of ~~our consolidated affiliated entities~~ the consolidated variable interest entity and consolidates ~~our consolidated affiliated entities~~ the consolidated variable interest entity and ~~their~~ its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat ~~our consolidated affiliated entities~~ the consolidated variable interest entity as ~~our~~ consolidated entities under U.S. GAAP and we consolidate the financial results of ~~our consolidated affiliated entities~~ the consolidated variable interest entity in our consolidated financial statements in accordance with U.S. GAAP. Neither The9 Limited nor its investors has an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entity, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entity. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with The Variable Interest Entity,” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with Variable Interest Entity.”

Securities and Exchange Commission
October 21, 2022

However, the contractual arrangements may not be as effective as direct ownership in ~~providing us with control over~~ the consolidated variable interest entity and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in ~~China~~ courts of Chinese mainland. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements for our operations and operating licenses in China, which may not be as effective ~~in providing operational control~~ as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The principal shareholders of the variable interest entity have potential conflicts of interest with us, which may adversely affect our business”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the consolidated variable interest entity and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the consolidated variable interest entity is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government ~~deems~~ determines that the contractual arrangements ~~in relation to~~ constituting part of the variable interest entity structure do not comply with PRC laws and regulations ~~regulatory restrictions on foreign investment in the relevant industries~~, or if these laws and regulations ~~or the interpretation of existing regulations~~ change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Securities and Exchange Commission
October 21, 2022

Our corporate structure is subject to risks associated with ~~our~~ the contractual arrangements with the consolidated variable interest entity. If the PRC government ~~deems~~ determines that ~~our~~ the contractual arrangements ~~with~~ constituting part of the variable interest entity structure do not comply with PRC laws and regulations ~~regulatory restrictions on foreign investment in the relevant industries~~, or if these laws and regulations ~~or the interpretation of existing regulations~~ change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the variable interest entity structure, which would likely result in a material adverse change in our operations, and our ADSs or Class A ordinary shares may decline significantly in value or become worthless. Our holding company, our PRC subsidiaries and the consolidated variable interest entity, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entity and, consequently, significantly affect the financial performance of the consolidated variable interest entity and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

7.	Please disclose whether each of the auditors for which audit reports are included in this annual report is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Disclose that trading in your securities may be prohibited under the HFCAA and Accelerating HFCAA if the PCAOB determines that it cannot inspect or investigate completely either of your auditors, and that as a result an exchange may determine to delist your securities.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with additions shown as underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Securities and Exchange Commission
October 21, 2022

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Cash and Asset Flows through Our Organization

. . .

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. Pursuant to the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (United States), or the PCAOB, for three consecutive years beginning in 2021, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in China. Our former independent registered public accounting firm, Grant Thornton, whose audit report is included in this annual report on Form 20-F, is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our former auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States. Our current independent registered public accounting firm, RBSM LLP (“RBSM”), whose audit report is included in this annual report on Form 20-F, is headquartered in New York, New York, and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor. Our current auditor is not headquartered in China and was not identified as a firm subject to the PCAOB determinations announced on December 16, 2021 and as of the filing date of this annual report. Notwithstanding the foregoing, in the future, there can be no assurance as to whether the PCAOB will expand the scope of the registered public accounting firms that it is unable to inspect or investigate completely, or whether we may be subject to other regulatory requirements that adversely affect our ability to comply with the HFCA Act. In accordance with the HFCA Act, our securities may be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China for three consecutive years, or for two consecutive years if proposed changes to the law, or the Accelerating Holding Foreign Companies Accountable Act, are enacted. As a result, the Nasdaq may determine to delist our securities. The related risks and uncertainties could cause the value of the ADSs to significantly decline. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in China. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB may be unable to inspect or investigate completely our auditor in relation to their audit work performed for our financial statements. If the PCAOB is unable to conduct such inspection, our investors would be deprived of the benefits of such inspection” and “—Our ADSs may be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or investigate completely auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Securities and Exchange Commission
October 21, 2022

Page 44:

The PCAOB may be unable to inspect or ~~fully~~ investigate completely our auditor in relation to their audit work performed for our financial statements. If the PCAOB is unable to conduct such inspection, our investors would be deprived of the benefits of such inspection.

Our former auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States. Our current auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our current independent registered public accounting firm, RBSM LLP (“RBSM”), whose audit report is included in this annual report on Form 20-F, is headquartered in New York, New York, and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor. Our current auditor is not headquartered in ~~mainland~~ China ~~or Hong Kong~~ and was not identified ~~in the report~~ as a firm subject to the PCAOB determinations announced on December 16, 2021 and as of the filing date of this annual report. Notwithstanding the foregoing, in the future, there can be no assurance as to whether ~~if either there is any regulatory change or step taken by the PRC regulators that does not permit RBSM to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation or~~ the PCAOB will expand~~s~~ the scope of the ~~Determination~~ registered public accounting firms that it is unable to inspect or investigate completely, or whether we may be subject to other regulatory requirements that adversely affect our ability to comply with the HFCA Act. ~~so that we are subject to the HFCA Act, as the same may be prohibited under the HFCA Act.~~ We cannot assure you ~~It is possible~~ that the PCAOB ~~is unable~~ will be able to conduct inspection of audit working papers related to us at all times ~~without the approval of the Chinese authorities~~. If this is the case, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspection of audit working paper related to us also makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures performed in their audit on our financial statements as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Securities and Exchange Commission
October 21, 2022

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms in China. However, uncertainties exist with respect to the implementation of this framework and there is no assurance that the PCAOB will be able to execute, in a timely manner, its future inspections and investigations in a manner that satisfies the Statement of Protocol.

Page 45:

~~If the PCAOB is unable to conduct such inspections, o~~ Our ADSs ~~will~~ may be prohibited from trading in the United States under the ~~Holding Foreign Companies Accountable Act, or the~~ HFCA Act~~,~~ in 2024 if the PCAOB is unable to inspect or investigate completely auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was signed into law on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by an independent registered public accounting firm that has not been subject to inspection of the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCA Act, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in ~~mainland~~ China ~~and Hong Kong SAR~~. Our former auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities. Our current auditor is not headquartered in ~~mainland~~ China ~~or Hong Kong~~ and was not identified ~~in the report~~ as a firm subject to the PCAOB determinations announced on December 16, 2021 and as of the filing date of this annual report. Our current auditor has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our current auditor. Notwithstanding the foregoing, in the future, there can be no assurance as to whether ~~if either there is any regulatory change or step taken by the PRC regulators that does not permit RBSM to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation or~~ the PCAOB will expand~~s~~ the scope of the ~~Determination~~ registered public accounting firms that it is unable to inspect or investigate completely, or whether we may be subject to other regulatory requirements that adversely affect our ability to comply with the HFCA Act. ~~so that we are subject to the HFCA Act, as the same may be prohibited under the HFCA Act.~~ We cannot assure you ~~It is possible~~ that the PCAOB ~~is unable~~ will be able to conduct inspection of audit working papers related to us at all times ~~without the approval of the Chinese authorities~~. In accordance with the HFCA Act, our securities may be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China for three consecutive years, or for two consecutive years if proposed changes to the law, or the Accelerating Holding Foreign Companies Accountable Act, are enacted. As a result, the Nasdaq may determine to delist our securities.

Securities and Exchange Commission
October 21, 2022

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in China. However, ~~W~~ whether the PCAOB will be able to conduct inspections of ~~audit working papers related to us~~ PCAOB-registered public accounting firms headquartered in China before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Securities and Exchange Commission
October 21, 2022

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. Furthermore, on December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCA Act, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years.

Cash and Asset Flows through Our Organization, page 5

8.	Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the VIE, and direction of transfer. Quantify any dividends or distributions that a subsidiary or the VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors, such as controls on the convertibility of Renminbi into foreign currencies and the remittance of currency out of China. Provide a cross-reference to your discussion of these issues in your summary risk factors and risk factors sections.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Securities and Exchange Commission
October 21, 2022

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Cash and Asset Flows through Our Organization

The9 Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries incorporated under the laws of various jurisdictions where we have business presence. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, which is subject to restrictions imposed by the applicable laws and regulations in these jurisdictions. In certain jurisdictions, there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries in these jurisdictions to distribute dividends to us. However, the relevant regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future. As for our insignificant operation in PRC, under the PRC laws and regulations, if our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC laws and regulations, each of our subsidiaries and the variable interest entity in China is required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. Furthermore, there is no assurance the PRC government will not intervene in or impose restrictions on the ability of us, our subsidiaries, and the consolidated variable interest entity to transfer cash. To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the variable interest entity by the PRC government to transfer cash. We do not, however, expect cash transfer from our PRC subsidiaries and the variable interest entity and its subsidiaries to us, or the other way around.

. . .

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the variable interest entity or its subsidiaries is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares, other financing activities and cash generated from operating activities.

In 2020, 2021 and 2022, our Cayman Islands holding company transferred cash in the total amount of RMB0.1 million, nil and RMB    (US$      ) to our subsidiaries, respectively, and cash in the total amount of RMB0.3 million, nil and RMB    (US$       ) to the variable interest entity and its subsidiaries, respectively, through our offshore intermediate holding entities.

Securities and Exchange Commission
October 21, 2022

In 2020, 2021 and 2022, the consolidated variable interest entity and its subsidiaries transferred cash in the total amount of RMB310.8 million, RMB2.3 million and RMB    (US$       ) to our subsidiaries, respectively, and received cash from in the total amount of RMB359.7 million, RMB58.3 million and RMB    (US$       ) from our subsidiaries, respectively. The variable interest entity and its subsidiaries have received nil, RMB6.8 million and RMB    (US$       ) of service income from our subsidiaries in 2020, 2021 and 2022, respectively.

In 2020, 2021 and 2022, apart from the aforementioned amount and transactions between our subsidiaries in the ordinary course of business, no cash were transferred between us, our subsidiaries, the variable interest entity or its subsidiaries.

In 2020, 2021 and 2022, no assets other than cash were transferred between our Cayman Islands holding company and a subsidiary, a variable interest entity or its subsidiary, no subsidiaries paid dividends or made other distributions to the holding company, and no dividends or distributions were paid or made to U.S. investors.

Pursuant to the Exclusive Technical Service Agreement between our wholly-owned PRC subsidiaries and the variable interest entity, the amount of service fee shall be calculated in such manner as determined by both the variable interest entity and our wholly-owned PRC subsidiaries from time to time based on the nature of service and paid monthly. Considering the future operating and cashflow needs of the variable interest entity, for the years ended December 31, 2020, 2021 and 2022, our wholly-owned PRC subsidiaries agreed not to charge any service fees from the variable interest entity. As a result, no payments were made by the variable interest entity under this agreement.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. Under the Enterprise Income Tax Law of the PRC, or the EIT Law, and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. The Cayman Islands, where The9 Limited, the direct parent company of our PRC subsidiaries, is incorporated, does not have such a tax treaty with China. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. If our PRC subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements in relation to the variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or the variable interest entity owes additional taxes, which could negatively affect our financial condition and the value of your investment.” If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Securities and Exchange Commission
October 21, 2022

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay dividends in the future.

Tax calculation (1)
Hypothetical pre-tax earnings (2)	100%
Tax on earnings at statutory rate of 25% (3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10% (4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1) For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.

(2) Under the terms of variable interest entity agreements, our PRC subsidiaries may charge the consolidated variable interest entity for services provided to the consolidated variable interest entity. These service fees shall be recognized as expenses of the consolidated variable interest entity, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and the consolidated variable interest entity file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the consolidated variable interest entity and as income by our PRC subsidiaries and are tax neutral.

(3) Certain of our subsidiaries and the variable interest entity qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4) The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the consolidated variable interest entity will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the consolidated variable interest entity exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the consolidated variable interest entity could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the consolidated variable interest entity. This would result in such transfer being non-deductible expenses for the consolidated variable interest entity but still taxable income for the PRC subsidiaries.

Securities and Exchange Commission
October 21, 2022

Under PRC laws and regulations, we are subject to restrictions on foreign exchange and cross-border cash transfers, including to U.S. investors. Our ability to distribute earnings to the holding company and U.S. investors is also limited. We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiary, which in turn relies on consulting and other fees paid to us by the variable interest entity, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. When any of our PRC subsidiaries incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and the variable interest entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends.

In addition, our PRC subsidiaries, the variable interest entity and its subsidiaries generate revenue primarily in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. For more details, see “Summary of Risk Factors—Risks Related to Doing Business in China,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Although currently substantially all of our revenue is generated from our subsidiaries outside of PRC, any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business,” and “—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries and the variable interest entity, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Securities and Exchange Commission

October 21, 2022

9.	Please amend your disclosure here and in the summary risk factors and risk factors sections to state that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you, your subsidiaries, and the consolidated VIEs to transfer cash. State that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the VIEs by the PRC government to transfer cash.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with additions shown as underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 5:

Cash and Asset Flows through Our Organization

The9 Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries incorporated under the laws of various jurisdictions where we have business presence. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, which is subject to restrictions imposed by the applicable laws and regulations in these jurisdictions. In certain jurisdictions, there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries in these jurisdictions to distribute dividends to us. However, the relevant regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future. As for our insignificant operation in PRC, under the PRC laws and regulations, if our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC laws and regulations, each of our subsidiaries and the variable interest entity in China is required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. Furthermore, there is no assurance the PRC government will not intervene in or impose restrictions on the ability of us, our subsidiaries, and the consolidated variable interest entity to transfer cash. To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the variable interest entity by the PRC government to transfer cash. We do not, however, expect cash transfer from our PRC subsidiaries and the variable interest entity and its subsidiaries to us, or the other way around.

Securities and Exchange Commission

October 21, 2022

Page 1:

INTRODUCTION

. . .

Summary of Risk Factors

. . .

Risks Related to Doing Business in China

. . .

•	There is no assurance the PRC government will not intervene in or impose restrictions on the ability of us, our subsidiaries, and the consolidated variable interest entity to transfer cash. To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the variable interest entity by the PRC government to transfer cash. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange in China limit our ability to utilize our revenues effectively, make dividend payments and meet our foreign currency denominated obligations” on page 48 for details;

Page 48:

Restrictions on currency exchange in China limit our ability to utilize our revenues effectively, make dividend payments and meet our foreign currency denominated obligations.

Currently, we no longer derive a significant portion of our revenues from China and most of our revenues are not denominated in RMB. For the limited portion of revenues that are denominated in RMB, restrictions on currency exchange in China limit our ability to utilize revenues generated in RMB to fund our business activities outside China, make dividend payments in U.S. dollars, or obtain and remit sufficient foreign currency to satisfy our foreign currency-denominated obligations, such as paying license fees and royalty payments. The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Rules (1996), as amended. Under such rules, the RMB is generally freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investment in securities outside China unless the prior approval of SAFE or designated banks is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our PRC subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval and filing procedures of SAFE or authorized banks, as applicable. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions. As a result, there is no assurance the PRC government will not intervene in or impose restrictions on the ability of us, our subsidiaries, and the consolidated variable interest entity to transfer cash. To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the variable interest entity by the PRC government to transfer cash.

Securities and Exchange Commission

October 21, 2022

10.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the VIEs or investors, summarize the policies in this section, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

The Company respectfully proposes to disclose that it has a unified centralized cash management policy, which applies to all its major offshore and onshore entities. In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed (such as the numbers for the fiscal year of 2022):

Page 5:

Cash and Asset Flows through Our Organization

. . .

Our company has established a unified centralized cash management policy within our group companies to direct how funds are transferred between The9 Limited, our subsidiaries and the consolidated variable interest entity and its subsidiaries to improve the efficiency and ensure the security of cash management. Our management has established a series of manuals and policies, divided into five sub-processes, namely, bank account management, collection, payment, bank balance management, and physical cash management. They apply to all of our subsidiaries and the consolidated variable interest entity and its subsidiaries. We have complied with the applicable laws and regulations for the operation of such cash centralized management accounts and completed necessary registration and approval procedures with relevant governmental authorities. Every fund transfer within our group goes through an appropriate review and approval process depending on the nature and amount of the transfer under our cash management policy. In each sub-process, we enforce different levels of checking and approval procedures, ranging from staff level employees, department heads, chief financial officer, to chief executive officer.

Securities and Exchange Commission

October 21, 2022

Permissions Required from the PRC Authorities for Our Operations, page 5

11.	Disclose each permission or approval that you, your subsidiaries, or the VIE are required to obtain from Chinese authorities to operate your business. State whether you, your subsidiaries, or the VIE are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and discuss how you came to your conclusions and the basis on which you made such determination. In this regard, we note your reference to the CSRC and CAC, but you do not state whether or not you believe you are subject to their review. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In this regard, we note that the disclosure here should not be qualified by materiality.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 5:

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries, and we have significantly reduced our business operation through the variable interest entity in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, for our insignificant operations in China, our PRC subsidiaries, variable interest entity and its subsidiaries have obtained the ~~requisite~~ necessary licenses and permits from the PRC government authorities ~~that are material for the business operations of our holding company and the variable interest entity in China, including, the Internet Content Provider license~~. In addition to the Business License issued by the relevant department of the State Administration for Market Regulation for each of our PRC subsidiaries and the consolidated variable interest entity, the relevant PRC subsidiaries and the variable interest entity are required to obtain, and have obtained the following requisite permissions for their main operations: the Internet Content Provider license, which covers all our business operations in Chinese mainland. Currently we do not operate online game business in Chinese mainland by ourselves, but authorize third parties to develop and publish online games, and therefore we do not need to obtain Internet culture operation and Internet publishing licenses. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of blockchain, NFT, and internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.” If (i) we do not receive or maintain any permissions or approvals, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we cannot assure you that we will be able to obtain such permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

Securities and Exchange Commission

October 21, 2022

Furthermore, as advised by Grandall Law Firm, our PRC legal counsel, under current PRC laws, regulations and regulatory rules currently in effect, as of the date of this annual report, we, our PRC subsidiaries and the ~~our~~ consolidated variable interest entity ~~may be~~ (i) are not required to fulfill filing procedures and obtain approval from the China Securities Regulatory Commission, or the CSRC, ~~in connection with offering and listing in an overseas market, and may be~~ (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain or were denied such permissions by any PRC authority. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. If we fail to obtain the relevant approval or complete other filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related ~~ing~~ to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “—Risks Related to Our Company and Our Industry—Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.”

Page 28:

Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

. . .

. . . On December 28, 2021, thirteen ministries and commissions, including the National Internet Information Office, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of National Security, the Ministry of Finance, the Ministry of Commerce, the People’s Bank of China, the State Administration for Market Regulation, the State Administration of Radio and Television, the China Securities Regulatory Commission, the State Secret Service, and the State Cryptography Administration, issued the Measures for Cybersecurity Review (2021), which emphasized that operators of “critical information infrastructure” or data processors holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. The Measures for Cybersecurity Review, took effect on February 15, 2022, provide that the purchase of network products and services by critical information infrastructure operator and the data processing activities carries out online platform operators, which affects or may affect national security, shall be subject to cybersecurity review in accordance with the present Measures. In connection with offering and listing in an overseas market, an online platform operator who possesses the personal information of more than one million users shall declare to the Office of Cybersecurity Review for cybersecurity review.

Securities and Exchange Commission

October 21, 2022

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, and will accept public comments until December 13, 2021. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) the listing of data processors in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” See “Item 4.B. Information on the Company—Business Overview—Regulations.” As of the date of this annual report, the Draft Measures and the Draft Regulations were released for public comment only, and their respective provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. The Draft Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. We cannot predict the impact of the Draft Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. ~~If the enacted versions of the Draft Measures and the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange and Hong Kong Exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all.~~ As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. In addition to the cybersecurity review, the Draft Regulations requires that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As advised by our PRC legal counsel, if ~~If~~ a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As advised by our PRC legal counsel, we are not required to file an application for the cybersecurity review by CAC for our previous issuance of securities to foreign investors as of the date of this annual report because (i) we are not a critical information infrastructure operator, (ii) we collect less than one million users’ information through our internet platform in China—the amount of registered users are approximately 100,000 as of the filing date of this annual report, and (iii) our business does not affect national security. Thus, our PRC legal counsel does not expect that, as of the date of this annual report, we are required to file an application for the cybersecurity review by CAC. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

Securities and Exchange Commission

October 21, 2022

12.	We note your disclosure on page 83 that your PRC counsel, Grandall Law Firm, concluded that the ownership structure and the business operation models of your PRC subsidiaries and the VIE comply with all applicable PRC laws, rules and regulations, and no consent, approval or license is required under any of the existing laws and regulations of China for their ownership structure and business operation models except for those which you have already obtained or which would not have a material adverse effect on your business or operations as a whole. Please tell us whether your PRC counsel provided an opinion and if they opined on the applicability of CSRC and CAC review.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 83:

Current PRC laws and regulations impose substantial restrictions on foreign ownership of the online gaming and ICP businesses in China. We previously conducted our online gaming and ICP businesses in China through contractual arrangements with Shanghai IT, the variable interest entity. Shanghai IT is owned by Qi Wang and Wei Ji, both of whom are PRC citizens.

In the opinion of our PRC counsel, Grandall Law Firm, subject to the interpretation and implementation of the GAPP Circular and the Network Publication Measures, the ownership structure and the business operation models of our PRC subsidiaries and the variable interest entity comply with all applicable PRC laws, rules and regulations, and no consent, approval or license is required under any of the existing laws and regulations of China for their ownership structure and business operation models except for those which we have already obtained or which would not have a material adverse effect on our business or operations as a whole. Furthermore, under current PRC laws, regulations and regulatory rules, we, our PRC subsidiaries and the consolidated variable interest entity may be (i) are not required to fulfill filing procedures and obtain approval from the China Securities Regulatory Commission, or the CSRC, in connection with offering and listing in an overseas market, and may be (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, as advised by our PRC legal counsel, and (iii) have not been asked to obtain or were denied such permissions by any PRC authority. As advised by our PRC legal counsel, we are not required to file an application for the cybersecurity review by CAC for our previous issuance of securities to foreign investors as of the date of this annual report because (i) we are not a critical information infrastructure operator, (ii) we collect less than one million users’ information through our internet platform in China—the amount of registered users are approximately 100,000 as of the filing date of this annual report, and (iii) our business does not affect national security. Thus, our PRC legal counsel does not expect that, as of the date of this annual report, we are required to file an application for the cybersecurity review by CAC. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “—Risks Related to Our Company and Our Industry—Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.” There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, it is uncertain that the PRC government authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.

Securities and Exchange Commission

October 21, 2022

In the online game industry in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the online games industry. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations could be materially and adversely affected.”

Item 3. Key Information

Financial Information Related to Our Consolidated Variable Interest Entity, page 6

13.	Please revise the schedules to present the WFOE that is the primary beneficiary of the VIEs in a separate column.

In response to the Staff’s comment, the Company respectfully proposes to revise the condensed consolidating schedules (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20 F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed (such as the numbers for the fiscal year of 2022):

Selected Condensed ~~Consolidated~~ Consolidating Statements of Income Information

For the Year Ended December 31, 2022
The9 Limited	Other Company Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entity	Consolidated Variable Interest Entity	Eliminations	Consolidated Total
RMB

Inter-company revenues
Revenues
Inter-company cost
Cost of Revenues
Gross (loss) profit
Operating (expenses) income:
Other operating income, net
Income (loss) from operations
Income (loss) before income tax expense and share of loss in equity method investments
Net income (loss)
Net income (loss) attributable to shareholders of ordinary shares
Total comprehensive income (loss)

Securities and Exchange Commission

October 21, 2022

	For the Year Ended December 31, 2021
	The9 Limited	Other Company Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entity	Consolidated Variable Interest Entity	Eliminations	Consolidated Total
			RMB
Inter-company revenues	—	—	—	5,982,986	(5,982,986)	—
Revenues	—	134,596,222	—	1,278,918	—	135,875,140
Inter-company cost	—	(5,982,986)	—	—	5,982,986	—
Cost of Revenues	—	(85,318,008)	(1,813,716)	(902,779)	—	(88,034,503)
Gross (loss) profit	—	43,295,228	(1,813,716)	6,359,125	—	47,840,637
Operating (expenses) income:	(186,462,351)	(142,673,199)	(2,737,820)	(32,747,408)	—	(364,620,778)
Other operating income, net	—	—	—	—	—	—
Income (loss) from operations	(186,462,351)	(99,377,971)	(4,551,537)	(26,388,283)	—	(316,780,141)
Income (loss) before income tax expense and share of loss in equity method investments	(275,407,505)	(117,502,252)	(4,551,537)	(17,638,822)	—	(415,100,116)
Net income (loss)	(411,234,755)	16,599,846	(4,551,537)	(17,638,822)	—	(416,825,268)
Net income (loss) attributable to shareholders of ordinary shares	(411,234,755)	20,642,083	(4,551,537)	(16,090,546)	—	(411,234,755)
Total comprehensive income (loss)	(407,250,312)	15,051,570	(4,551,537)	(16,090,546)	—	(412,840,825)

Securities and Exchange Commission

October 21, 2022

	For the Year Ended December 31, 2020
	The9 Limited	Other Company Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entity	Consolidated Variable Interest Entity	Eliminations	Consolidated Total
			RMB
Inter-company revenues	—	—	—	7,431,660	(7,431,660)	—
Revenues	—	—	—	625,488	—	625,488
Inter-company cost	—	(7,431,660)	—	—	7,431,660	—
Cost of Revenues	—	(445,878)	(22)	(368,236)	—	(814,136)
Gross (loss) profit	—	(7,877,538)	(22)	7,688,912	—	(188,648)
Operating (expenses) income:	(87,638,664)	460,992,486	(1,329)	(36,482,896)	—	336,869,597
Other operating income, net	—	—	—	27,358	—	27,358
Income (loss) from operations	(87,638,664)	453,114,948	(1,351)	(28,766,626)	—	336,708,307
Income (loss) before income tax expense and share of loss in equity method investments	(10,024,071)	457,768,626	(1,351)	(44,978,434)	—	402,764,770
Net income (loss)	397,883,388	40,530,134	(1,351)	(44,978,434)	—	393,433,738
Net income (loss) attributable to shareholders of ordinary shares	397,883,388	43,735,958	(1,351)	(44,924,729)	—	396,693,266
Total comprehensive income (loss)	384,983,137	56,893,455	(1,351)	(44,924,729)	—	396,950,512

Securities and Exchange Commission

October 21, 2022

Selected Condensed ~~Consolidated~~ Consolidating Balance Sheets Information

As of December 31, 2022
	The9 Limited	Other Company Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entity	Consolidated Variable Interest Entity	Eliminations	Consolidated Total
RMB
Cash and cash equivalents
Due from group companies
Current assets
Non-current assets
Total assets
Due to group companies
Current liabilities
Non-current liabilities
Total liabilities
Redeemable noncontrolling interest
Total shareholders’ equity (deficit)
Total liabilities, redeemable noncontrolling interest and equity (deficit)

Securities and Exchange Commission

October 21, 2022

	As of December 31, 2021
	The9 Limited	Other Company Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entity	Consolidated Variable Interest Entity	Eliminations	Consolidated Total
			RMB
Cash and cash equivalents	12,243,809	408,123,847	1,837,813	6,215,304	—	428,420,773
Due from group companies	2,358,774,226	4,139,687,950	24,999,100	465,441,678	(6,988,902,954)	—
Current assets	2,371,074,261	5,132,343,768	49,836,912	486,159,418	(6,988,902,954)	1,050,511,405
Non-current assets	(1,375,912,867)	203,490,552	3,985,115	7,878,993	1,420,365,177	259,806,970
Total assets	995,161,394	5,335,834,320	53,822,027	494,038,411	(5,568,537,777))	1,310,318,375
Due to group companies	12,689,811	5,596,909,959	50,222,208	1,329,080,976	(6,988,902,954)	—
Current liabilities	218,690,442	5,651,282,871	52,351,767	1,610,873,347	(6,988,902,954)	544,295,473
Non-current liabilities	—	—	2,196,465	370,877	—	2,567,342
Total liabilities	218,690,442	5,651,282,871	54,548,232	1,611,244,224	(6,988,902,954)	546,862,815
Redeemable noncontrolling interest	—	—	—	—	—	—
Total shareholders’ equity (deficit)	776,470,952	(315,448,551)	(726,205)	(1,117,205,813)	1,420,365,177	763,455,560
Total liabilities, redeemable noncontrolling interest and equity (deficit)	995,161,394	5,335,834,320	53,822,027	494,038,411	(5,568,537,777)	1,310,318,375

Securities and Exchange Commission

October 21, 2022

Selected Condensed ~~Consolidated~~ Consolidating Cash Flows Information

For the Year Ended December 31, 2022
	The9 Limited	Other Company Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entity	Consolidated Variable Interest Entity	Eliminations	Consolidated Total
RMB
Purchases of goods and services from Group Companies
Sales of goods and services to Group Companies
Net cash provided by (used in) operating activities
Investment in group companies
Net cash provided by (used in) investing activities
Investment from group companies
Net cash provided by (used in) financing activities

Securities and Exchange Commission

October 21, 2022

	For the Year Ended December 31, 2021
	The9 Limited	Other Company Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entity	Consolidated Variable Interest Entity	Eliminations	Consolidated Total
			RMB
Purchases of goods and services from Group Companies	—	(6,763,965)	—	—	6,763,965	—
Sales of goods and services to Group Companies	—	—	—	6,763,965	(6,763,965)	—
Net cash provided by (used in) operating activities	(1,230,116,806)	521,147,504	2,035,143	19,245,582	—	(687,688,577)
Investment in group companies	—	—	—	—	—	—
Net cash provided by (used in) investing activities	—	(134,027,128)	(197,383)	(6,858,562)	—	(141,083,073)
Investment from group companies	—	—	—	—	—	—
Net cash provided by (used in) financing activities	1,233,814,698	—	—	(7,178,690)	—	1,226,636,008

Securities and Exchange Commission

October 21, 2022

	For the Year Ended December 31, 2020
	The9 Limited	Other Company Subsidiaries	Primary Beneficiaries of Consolidated Variable Interest Entity	Consolidated Variable Interest Entity	Eliminations	Consolidated Total
			RMB
Purchases of goods and services from Group Companies	—	—	—	—	—	—
Sales of goods and services to Group Companies	—	—	—	—	—	—
Net cash provided by (used in) operating activities	276,543,081	(389,202,315)	51	6,405,929	—	(106,253,254)
Investment in group companies	—	—	—	—	—	—
Net cash provided by (used in) investing activities	—	446,277,694	—	(8,014,486)	—	438,263,208
Investment from group companies	—	—	—	—	—	—
Net cash provided by (used in) financing activities	(268,141,059)	(37,795,136)	—	(4,750,000)	—	(310,686,195)

D. Risk Factors

Risks Related to Our Company and Our Industry, page 8

14.	We note your disclosure on page 13 that the company will limit its holdings in cryptocurrencies to less than 40% of its assets. Please revise your risk factor disclosure to clarify that the volatility in digital asset markets may make it difficult to maintain a portfolio consisting of no more than 40% of digital assets that are securities or could result in sales of digital assets to avoid exceeding this threshold, including at times that may not be opportune.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Securities and Exchange Commission

October 21, 2022

Page 13:

If we acquire digital securities, even unintentionally, we may violate the Investment Company Act of 1940 and incur potential third-party liabilities.

The Company intends to comply with the 1940 Act in all respects. To that end, if holdings of cryptocurrencies are determined to constitute investment securities of a kind that subject the Company to registration and reporting under the 1940 Act, ~~the Company will limit its holdings to less than 40% of its assets~~ the volatility in digital asset markets may make it difficult to maintain a portfolio consisting of no more than 40% of digital assets that are securities or could result in sales of digital assets to avoid exceeding this threshold, including at times that may not be opportune. Section 3(a)(1)(C) of the 1940 Act defines “investment company” to mean any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis. Section 3(a)(2) of the 1940 Act defines “investment securities” to include all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries which (i) are not investment companies and (ii) are not relying on the exception from the definition of investment company in section 3(c)(1) or 3(c)(7) of the 1940 Act. As noted above, the SEC has not stated whether Bitcoin and cryptocurrency is an investment security, as defined in the 1940 Act.

Item 4. Information on the Company

NFT Business, page 79

15.	We note your disclosure that “in August 2021, [you] formally stepped into the NFT business.” In connection with your new line of business, please:

•	Provide a materially complete description of the NFTs to be traded on your marketplace and clarify who creates them. In this regard, we note your disclosure suggests you operate a marketplace for NFTs, but that you also entered into license agreements with certain sports stars to use their likeness to produce NFTs;

Securities and Exchange Commission

October 21, 2022

•	Explain to us how your marketplace operates with respect to NFTs and your role in it; and

•	Provide us with your legal analysis that such NFTs monetized on your marketplace are not securities under Section 2(a)(1) of the Securities Act of 1933 and, therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities. In responding to this comment, please address your operation of the marketplace. See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985).

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 79:

NFT Business

In ~~Augsut~~ August 2021, we formally stepped into the NFT business. NFTSTAR Singapore Pte. Ltd., our Singapore wholly owned subsidiary, launched a NFT trading and community platform NFTSTAR (www.nftstar.com).

NFTSTAR is a NFT trading and community platform that provides users with purchase, trade, and interactive activities. NFTSTAR features NFT collections created by global stars licensed IPs. Users can purchase ~~different tiers of blind boxes and own~~ stars’ limited NFT collections. Each NFT collectible has a unique record on the blockchain, and the users will obtain the ownership of the unique NFT collectible through purchase on the platform, or through secondary market trading ~~on NFTSTAR’s marketplace~~. NFTSTAR ~~accepts~~ accepted general payment methods such as credit cards to make it easy for mainstream consumers to participate.

NFTSTAR ~~Community~~ community may feature~~s~~ stars from various fields, including but not limited to sports, entertainment, art, and other industries celebrities. Global sports stars are the main partners at the initial launch. We will announce NFTSTAR’s sports stars lineup one by one. NFTSTAR community aims to create a significant entrance to the future metaverse through NFT collections, trading, and community platform.

We expect the NFT market to grow globally and our NFTSTAR platform to grow accordingly. Driven by our current dual core businesses of NFT and cryptocurrency mining, we expect our globalization strategy to be more solid, and a broader market may bring stronger growth to us.

Securities and Exchange Commission

October 21, 2022

We conduct business of proprietary NFT development and trading through our subsidiary. NFTSTAR’s in-house development team collaborates with various third-party contractors to create NFTs featuring licensed celebrities for sale to consumers. In November 2021, we have entered into license agreements with international sports stars pursuant to which they have, ~~respectively,~~ granted us licenses to use their likeness for production of NFTs, respectively. As of December 31, 2021, the total sum paid under license agreements is US$15.4 million, the Company still has payment commitment amounting to US$44.8 million as of December 31, 2021.

NFTSTAR’s consumers are able to either buy NFTs on our website through primary (business-to-customer or B2C) offering transactions and sell NFTs through secondary (customer-to-customer or C2C) offering transactions on a third-party platform, such as, OpenSea, and any other in the future, as we may designate (the “Third-Party Platform Sales”), or buy and trade NFTs only through Third-Party Platform Sales, depending on our decision where to launch the initial offering of each NFT collection.

For a short time period from October 2021 to May 2022, consumers were required to create a centrally-managed account on the NFTSTAR’s website in order to buy our NFTs in exchange for fiat or cryptocurrencies and were able to withdraw re-sale proceeds in the form of fiat after they sold their NFTs in a secondary transaction (the “Marketplace Account Operations”). In connection with the Marketplace Account Operations, we used centralized web 2.0 model and collected all payments for traded NFTs into the single pool under our management. We outsourced payments in fiat to third-party payment service providers (the “PSP”). Know Your Customer (the “KYC”) was conducted by PSP on their webpage. Similarly, KYC was conducted by PSP when consumers withdrew fiat. We used omnibus structure for storing client payments and made withdrawals from the same account.

As a requirement of our oversight and control measure over outsourced service, PSP provided us with reports containing consumers’ information including IP address, nationality, photo, name, credit card type, last four digits of the credit card, validation, issuing bank, and issuing country. Our compliance specialists could verify if our imposed consumer restrictions were upheld. For example, our requirement for PSP to comply with PRC laws was that no NFT shall be traded by PRC citizens.

The Marketplace Account Operations were terminated in May 2022 and we have subsequently closed all fiat withdrawals in June 2022. Now we have transitioned to decentralized web 3.0 model of operations where we do not require consumers to open centrally-managed accounts on our website in order to purchase our NFTs. Consumers may purchase NFTs from our website in B2C offering transactions or conduct the Third-Party Platform Sales in B2C or C2C offering transactions by directly sending purchase price to the sellers and record their transactions on the open blockchain. Thus, we do not collect and store sales proceeds in the C2C transactions.

Securities and Exchange Commission

October 21, 2022

We monitor transaction records on the chain periodically and conduct closer examination when there is an abnormal transaction, such as high-volume transaction. However, we do not, and are technically unable, to monitor all the wallets involved in the NFT transactions.

Page 23:

While NFTs themselves are not likely to be classified as securities, further questions may hinge on the specific facts and circulations surrounding their creation, promotion and sale.

Under the Howey test, an asset constitutes an investment contract, and thus qualify as a security, when it represents a transaction involving (1) an investment of money, (2) in a common enterprise, (3) where profits are reasonably expected to be derived from the managerial or entrepreneurial efforts of others. An asset may fall outside the investment contract definition when it is acquired primarily for personal use rather than passive investment. Where the profits sought by purchasers are based on their own efforts or market forces of supply and demand, the Howey test may not be satisfied.

There are strong grounds to conclude the NFTs are not considered investment contracts under Howey, as each NFT is a unique, one-of-a-kind digital asset, there is arguably no common enterprise involved in the NFT’s purchase or sale. Further, many purchasers of NFTs buy them because of their consumptive value, that is, the buyers enjoy owning them in their own right, not because of any potential profit that ownership might bring. Even though some buyers of NFTs may seek to profit based on the possibility that they appreciate in value in the future, such value appreciation is likely to be more closely tied to its rarity and market forces than any ongoing managerial or entrepreneurial efforts of the sellers.

Nevertheless, courts have held that the manner in which the underlying asset is promoted to purchasers may give rise to an investment contract under Howey if they create a reasonable expectation of profits based on the managerial efforts of others. The concern here is that such marketing could transform a non-security into a security, such as that in Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., in which a secondary market for the instruments was touted. Central to determining whether a security is being sold is how it is being sold and the reasonable expectations of purchasers. For example, when someone buys a housing unit to live in, it is probably not a security, but under certain circumstances, the same asset can be offered and sold in a way that causes investors to have a reasonable expectation of profits based on the efforts of others. If the housing unit is offered with a management contract or other services, it can be a security. Similarly, when a certificate of deposit, exempt from being treated as a security under Section 3 of the Securities Act, is sold as a part of a program organized by a broker who offers retail investors promises of liquidity and the potential to profit from changes in interest rates, Gary Plastic holds that the instrument can be part of an investment contract that is a security.

Securities and Exchange Commission

October 21, 2022

We do not think NFTs produced by NFTSTAR are securities as they constitute art or collectibles with the consumptive value and they are finished products whose value is determined at a sale that is made directly to a buyer. We target consumers who are fans of sport stars and enjoy owning piece of their likeness. Our NFTs are not marketed to reward holders with appreciation, profit, or dividends. Our NFTs, here, are more resembling sports cards than investment product. NFTSTAR is not an agent for the sports stars and does not extend any managerial efforts that will enhance popularity of any star and hence the value of their NFTs. Moreover, our sales proceeds are not funds which are raised with the expectation that we will build system and that investors can earn a return on the instrument.

There are, however, substantial uncertainties regarding the interpretation and application of current or future laws and regulations in the field of cryptocurrency. If we are deemed to engage in, or facilitate, transactions in unregistered securities, it could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline.

Note 9. Intangible Assets - Cryptocurrencies, page F-37

16.	Please revise your disclosure to describe the facts and circumstances that led to the impairment charge of $8 million. Refer to ASC 350-30-50-3(a).

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page F-37:

The useful life of a digital asset is indefinite, thus it shall not be amortized but should be tested for impairment ~~on~~ annually, or ~~and~~ more frequently ~~if~~ when events or changes in circumstances occur indicating ~~indicate~~ that it is more likely than not that the indefinite-lived asset is impaired. Impairment of cryptocurrency exists when the carrying amount exceeds its fair value on any day subsequent to its acquisition and ~~will require us to recognize an impairment charge~~ an impairment charge will be recognized. The Company monitors and tracks the Bitcoin price on a daily basis and recognizes the impairment charge whenever there are observable transactions in which the carrying amount of the Bitcoin exceeds its fair value at any time. For the year ended December 31, 2021, an impairment loss of RMB50.9 million (US$8.0 million) related to Bitcoins was recognized. Tether is a stable coin and hence no impairment was required after undergoing such an impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

*         *           *

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 21 6108-6080 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193-8210 or haiping.li@skadden.com. Thank you very much.

Very truly yours,

/s/ George Lai
George Lai
Chief Financial Officer

cc:	Jun Zhu, Chairman of the Board of Directors and Chief Executive Officer, The9 Limited
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Mei Siu, Partner, RBSM LLP